Ultimus Managers Trust
225 Pictoria Drive, Suite 450
Cincinnati, Ohio 45246

November 28, 2017

FILED VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Response to Comments on Form N-1A for Ultimus Managers Trust (the “Trust”), on behalf of its series Kempner Multi-Cap Deep Value Fund (the “Fund”) (File Nos. 811-22680; 333-180308)

Dear Ms. White:

Set forth below is a summary of the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), which you provided orally on October 16, 2017. These comments relate to the Trust’s Post-Effective Amendment No. 111, filed on September 28, 2017 (Accession No. 0001398344-17-012393). Following each comment is the Trust’s response.

1.	Please update the Fund Class ID and the Series on EDGAR for the new name.

Response: The Trust has updated the Class ID and Series on EDGAR for the new name.

Prospectus

Principal Investment Strategies (p. 2)

2.	Due to the Fund’s total position size in the Financial Sector, consider adding risk disclosure regarding investing in financial securities.

Response: The Fund does not invest in financial securities as part of its principal investment strategy, and the position size in any particular sector will vary over time. The following general disclosure regarding Sector Risk is being added at the end of Principal Risks, on page 4, and as the first full paragraph under Principal Investment Risks, on page 7.

“Sector Risk. The Fund may, at times, be more heavily invested in certain sectors. When the Fund emphasizes investment in one or more sectors, the value of its net assets will be more susceptible to the financial, market or economic events affecting issuers and industries within those sectors than would be the case for mutual funds that do not emphasize investment in particular sectors. In addition, this may increase the risk of loss of an investment in the Fund and increase the volatility of the Fund’s NAV per share.”

3.
The first sentence in the first paragraph on page 2 states: “The Fund invests primarily in common stocks, but may also invest in other types of equity securities, such as real estate investment trusts (“REITs”), American Depositary Receipts (“ADRs”), or other similar publicly traded securities.” Please provide examples of “other similar publicly traded securities”.

Response: The sentence has been revised as follows:

“The Fund invests primarily in common stocks, but may also invest in other types of equity securities, such as real estate investment trusts (“REITs”), American Depositary Receipts (“ADRs”), or other similar publicly traded securities (such as convertible preferred stocks and convertible debentures.)”

4.
The first sentence of the second paragraph on page 2 refers to the Adviser’s “deep value style of investing”. Please explain in this section the difference between “deep value” investing and “value” investing.

Response: The second sentence of the second paragraph on page 2 has been revised to read as follows:

“Value investing generally refers to buying securities an investment adviser determines to be undervalued by the market; the Adviser’s deep value style screens for securities that are trading at no more than 20% above the security’s 52 week lowest price, further, each security pays or has declared dividends or other income at the time of purchase.”

5.
In the second sentence of the second paragraph on page 2, please revise the statement: “The Adviser screens for securities that are trading at 20% or less above the security’s 52 week lowest price; further, each security pays or has declared dividends or other income at the time of purchase.” to state “no more than 20% above” rather than “at 20% or less above”.

Response: The statement has been revised as set forth in the response to Comment 4.

Principal Risks (p. 3)

6.
If the Fund is sold through an insured depository institution, please state, as required in N-1A Item (4)(b)(iii), that: “An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response: The Fund is not sold through an insured depository institution; therefore this language has not been added.

7.
The risks include “Foreign Securities Risk” disclosed on pages 3 and 8. In the strategy section, state that the Fund may invest in foreign securities, not just American Depository Receipts (“ADR’s”), or revise the risk disclosure.

Response: The Fund does not invest in foreign securities. Accordingly, “Foreign Securities Risk” has been removed on pages 3 and 8.

Back Cover Page

8.
Please state whether the Fund makes available its SAI and annual and semi-annual reports on or though the Fund’s website at a specified internet address. If the Fund does not make its SAI and shareholder reports available in this matter, disclose the reasons why it does not do so (including, where applicable, that the Fund does not have an internet website).

Response: The following has been added to the back cover page, immediately below the telephone number and mailing address for requesting an SAI and annual and semi-annual reports:

“The Fund does not have an Internet website as of the date of this Prospectus.”

Statement of Additional Information

Distribution Plan (pp. 28-29)

9.	Please state whether the plan reimburses the distributor only for expenses incurred or compensates the distributor regardless of its expenses.

Response: The first paragraph under this heading has been revised to read as follows:

“Under the Plan, the Fund may annually expend up to 0.25% of its average daily net assets to pay for any activity primarily intended to result in the sale of those shares and the servicing of shareholder accounts, provided that the Board has approved the category of expenses for which payment is being made. In connection therewith, the Fund may pay up to 25% of its average daily net assets to the Distributor, as compensation for services or other activities that are primarily intended to result in the sale of shares, or reimbursement for expenses incurred in connection with services or other activities that are primarily intended to result in the sale of shares. The Distributor may enter into selling agreements with one or more selling agents under which such agents may receive compensation for distribution-related services from the Distributor, including, but not limited to, commissions or other payments to such agents based on the average daily net assets of Fund shares attributable to them. The Fund does not participate in any joint distribution activities with other investment companies. Robert G. Dorsey, as an owner of the Distributor, may be deemed to receive an indirect benefit from the operation of the Plan.”

10.	Please identify the principal types of activities for which payments are or will be made.

Response: The table, at the top of page 29, identifying the types of activities for which payments were made will be completed with specific dollar figures in the 485(b) filing.

Part C

11.	If asking for acceleration, please include the indemnification language provided in Rule 484 of the Securities Act of 1933.

Response: The Trust is not requesting acceleration and therefore has not included the indemnification language provided in Rule 484 of the Securities Act of 1933.

Thank you for your comments. Please contact me at (513) 587-3451 if you have any questions.

Sincerely,

/s/ Frank L. Newbauer
Frank L. Newbauer
Secretary

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